

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2018

Gal Abotbol
President
Best Gofer, Inc
401 Ryland Street, Suite 200-A
Reno, NV 89502

  Re: Best Gofer, Inc
    Amendment No. 5 to Registration Statement on Form S-1
    Filed October 16, 2018
    File No. 333-224041

Dear Mr. Abotbol:

  We have reviewed your amended registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed October 16, 2018

Part 1 - Financial Information, page F-19

1. Please amend your filing to include unaudited interim financial statements as of a date and for the most recent interim period ended no more than 134 days before the expected effective date of your registration statement. In this regard, please include your interim financial statements for the quarter ended August 31, 2018. Additionally, please file the Form 10-Q for the quarter then ended.

Gal Abotbol
Best Gofer, Inc
October 17, 2018
Page 2

   You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

               Sincerely,

               Division of Corporation Finance
               Office of Telecommunications

cc: James Parsons